Bionomics Limited

21 September 2004

04045180

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
SEP 29 2004
THOMSON
FINANCIAL

Jill Mashado
Company Secretary

dw 9/29

SEC MAIL PROCESSING
RECEIVED
SEP 28 2004
WASH. D.C. 202 SECTION

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
20 SEPTEMBER 2004

BIONOMICS STRENGTHENS UNITED STATES PRESENCE

- **Establishes epilepsy collaboration with Emory University**
- **Forms US subsidiary, Bionomics, Inc.**
- ***Appoints US business representative***

Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today announced a series of initiatives that strengthen its presence in the United States market.

Adding to its already impressive list of US based collaborative research partners, Bionomics has established a collaborative agreement with the School of Medicine at Emory University in Georgia to study genetic variations associated with Severe Myoclonic Epilepsy of Infancy (SMEI). The Company has also formed a wholly owned US subsidiary and appointed a US business representative.

Dr Deborah Rathjen, CEO and Managing Director of Bionomics, welcomed the addition of another highly regarded US-based institution to Bionomics' network of academic collaborators in epilepsy gene discovery and drug development. "The Emory Medical School's expertise in functional genetics and Bionomics' leadership in the understanding of epilepsy genes are a powerful combination," she said.

The newly formed US subsidiary, Bionomics, Inc., will hold Bionomics' growing intellectual property interests in the US and will provide enhanced access for Bionomics to US government grant funding. The Company may consider conducting a broader range of business activities through Bionomics, Inc. at an appropriate time in the future.

In this latest US collaboration with Emory University, Bionomics, Inc. and the University will jointly own the intellectual property arising from the epilepsy research while Bionomics, Inc. will have exclusive rights relating to the commercialisation of that intellectual property.

Boston-based Carl Foster, who has held senior business development roles with a number of leading pharmaceutical and biotechnology companies, has been appointed as Bionomics' US business representative. Mr Foster's career includes various commercial roles with Merck, General Manager of a Dutch immunology company and vice president level positions at several NASDAQ listed biotechnology companies.

Bionomics' strategic focus is to direct its genomics expertise and proprietary technology into the development of diagnostics and therapeutics for central nervous

system disorders (particularly epilepsy) and cancer. The Company's current US interests include:

- An alliance with Nanogen Inc. for the development and marketing of a gene-based diagnostic test for childhood epilepsy; and

- Research collaborations with Brigham and Women's Hospital, Boston (epilepsy), the University of Wisconsin – Madison (epilepsy) and Louisiana State University (cancer). Bionomics has commercialisation rights to any intellectual property emerging from these collaborations.

Dr Rathjen described the latest US initiatives as a reflection of both the importance of the United States market to Bionomics and of the Company's commitment to that market. "It's clear that the majority of both our research and commercial partners are likely to be United States-based organisations. Whilst these latest developments are in line with Bionomics' strategy, the limited nature of operations of Bionomics, Inc. to be conducted at this point will not materially affect Bionomics' cash position," she said.

Bionomics has an American Depository Receipts (ADRs) program sponsored by The Bank of New York.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements made regarding future intellectual property rights, commercialisation rights and launch of epilepsy diagnostic tests are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar

expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

21 September 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2004
WASH., D.C. 202 SECTION

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street, Thebarton, SA, Australia, 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited
ABN 53 075 582 740

ASX RELEASE
20 September 2004

NOTICE OF ANNUAL GENERAL MEETING AND NOMINATION OF DIRECTORS

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that the Company's Annual General Meeting will be held in:

The Grevillea Room
Lower Lobby Level
Hyatt Regency
North Terrace
Adelaide SA 5000

on Thursday 11 November 2004 commencing at 11.30am at which it is proposed that an election of Directors be held. Under the Company's Constitution, to be valid, nominations for the position of Director are required to be left at the registered office of the Company on or before 28 September 2004 unless the nominee has been recommended by the Board for election.

This notice is given in accordance with article 48.2 of the Company's Constitution and ASX Listing Rule 3.13.1.

Jill Mashado
COMPANY SECRETARY

31 Dalgleish Street, Thebarton SA 5031
Phone: 08 8354 6100 Fax: 08 8354 6199 Email: info@bionomics.com.au